Operating Agreement of Synergy Resources LLC

A Single Member Limited Liability Company

This Operating Agreement ("Agreement") of Synergy Resources LLC, ("Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (individually, "Member" or collectively, "Members").

Formation.

(a) **State of Formation.** This Agreement is for Synergy Resources LLC, a member-managed New Jersey limited liability company formed under and pursuant to New Jersey law.

(b) **Operating Agreement Controls.** To the extent that the rights or obligations of the Members, or the Company under provisions of this Agreement differ from what they would be under New Jersey law absent such a provision, this Agreement, to the extent permitted under New Jersey law, shall control.

(c) **Principal Office.** The Company's principal office will be as set out in the Company's Articles of Organization or other filing on record with the Secretary of State, or such other location as shall be selected from time to time by the Members.

(d) **Registered Agent and Office.** The name of the Company's registered agent for service of process and the address of the Company's registered office will be as specified in the Company's Articles of Organization or any subsequent filings with the Secretary of State. If this information changes, the Company will promptly file a statement of change with the Secretary of State according to applicable law.

(e) **No State Law Partnership.** No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

Purposes and Powers.

(a) **Purpose.** The Company is created for the following business purpose:

Financial IT Development & Services

(b) **Powers.** The Company shall have all of the powers of a limited liability company set forth under New Jersey law.

(c) **Duration.** The Company's term shall commence upon the filing of Articles of Organization and all other such necessary materials with New Jersey. The Company will operate until terminated as outlined in this Agreement unless:

(i) The Member votes to dissolve the Company;
(ii) No Member of the Company exists unless the business of the Company is continued in a manner permitted by New Jersey law;

(iii) It becomes unlawful for any Member or the Company to continue in business;
(iv) A judicial decree is entered that dissolves the Company; or
(v) Any other event results in the dissolution of the Company under federal or New Jersey law.

Member.

(a) **Member.** The sole member of Synergy Resources LLC at the time of adoption of this Agreement is Gaurav S. Chug ("Member").

(b) **Initial Contribution.** The Member shall make an initial contribution to the Company. The initial contributions shall be as described in Attachment A, "Initial Contributions of the Member."

No Member shall be entitled to interest on their initial contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their initial contribution.

(c) **Limited Liability of the Member.** Except as otherwise provided for in this Agreement or otherwise required by New Jersey law, no Member shall be personally liable for any acts, debts, liabilities, or obligations of the Company beyond their respective initial contribution. The Member shall look solely to the Company property for the return of their initial contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities, or obligations of the Company is insufficient to return such initial contributions or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

(d) **Creation or Substitution of New Members.** Any Member may assign in whole or in part its membership interest only with the prior written consent of all Members.

(i) **Entire Transfer.** If a Member transfers all of its membership interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its Agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

(ii) **Partial Transfer.** If a Member transfers only a portion of its membership interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its Agreement to be bound by the terms and conditions of this Agreement.

(iii) Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

Member Voting.

(a) **Voting Power.** In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of membership interest in the Company.

(d) **Member's Duties.** The Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory), and franchises. The Members also shall cause the Company to:

(i) Maintain its own books, records, accounts, financial statements, stationery, invoices, checks, and other limited liability company documents and bank accounts separate from any other person;

(ii) At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

(iii) File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

(iv) Not commingle its assets with assets of the Member or any other person, and separately identify, maintain, and segregate all Company assets;

(v) Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

(vi) Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

(vii) Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

(viii) Allocate fairly and reasonably any overhead for shared office space;

(ix) Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

(x) Correct any known misunderstanding regarding its separate identity;

(xi) Maintain adequate capital in light of its contemplated business purposes;

(xii) Cause the Member to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other New Jersey limited liability company formalities;

(xiii) Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

(xiv) Not require any obligations or securities of the Member; and

(xv) Observe all other limited liability formalities.

Failure of the Member to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

(e) **Fiduciary Duties of the Members.**

(i) **Loyalty and Care.** Except to the extent otherwise provided herein, the Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of New Jersey.

(ii) **Competition with the Company.** The Member shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company. The Member shall refrain from competing with the Company in the conduct of the Company's business.

(iii) **Duties Only to the Company.** The Member's fiduciary duties of loyalty and care are to the Company and not to any future Members. The Member shall owe fiduciary duties of disclosure, good faith, and fair dealing to the Company, but shall owe no such duties to officers and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

(iv) **Reliance on Reports.** In discharging the Member's duties, the Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more other Members, in the event that the Company has multiple Members, officers, or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.
2. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence.
3. In the event that the Company has multiple Members, a committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

Accounting and Distributions.

(a) **Fiscal Year.** The Company's fiscal year shall end on the last day of December.

(c) **Distributions.** Distributions shall be issued on a semi-annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of membership interest in the Company.

Tax Treatment Election.

(c) **Tax Designation.** The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or an S-Corporation at any time.

Dissolution.

(a) **Limits on Dissolution.** The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established above.

Notwithstanding any other provision of this Agreement, the bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

(b) **Winding Up.** Upon the occurrence of any event specified in the earlier "Duration" section above, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

(c) **Distributions in Kind.** Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

(d) **Termination.** The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with New Jersey shall have been canceled in the manner required by New Jersey law.

(e) **Accounting.** Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

(f) **Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its initial contribution and shall have no recourse for its initial contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

(g) **Notice to New Jersey Authorities.** Upon the winding up of the Company, the Member with the highest percentage of membership interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with New Jersey and any other appropriate state or federal authorities or agencies as may be required by law.

Exculpation and Indemnification.

(a) No Member, employee, or agent of the Company and no employee, agent, or affiliate of a Member (collectively, "Covered Person") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage, or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as

authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(d) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(e) The foregoing provisions of this article shall survive any termination of this Agreement.

Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the applicable law provision.

General Provisions.

(a) **Notices.** All notices, offers, or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

(b) **Number of Days.** In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays, and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday, or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday, or such holiday.

(c) **Execution of Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

(d) **Severability.** The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

(e) **Headings.** The article and section headings in this Agreement are for convenience, and they form no part of this Agreement and shall not affect its interpretation.

(f) **Controlling Law.** This Agreement shall be governed by and construed in all respects in accordance with the laws of New Jersey (without regard to conflicts of law principles thereof).

(g) **Application of State Law.** Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of New Jersey law.

(h) **Amendment.** This Agreement may be amended only by written consent of the Member. Upon obtaining the approval of any such amendment, supplement, or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed, and filed in accordance with New Jersey law.

(i) **Entire Agreement.** This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of July 17, 2017.

Gaurav Chug ____________________ 08/15/2025 ____________________

Gaurav S. Chug Date

Attachment A
Initial Contributions of the Member

The initial contributions of the Member of Synergy Resources LLC are as follows:

Gaurav S. Chug
Contribution:
Cash: $600,000.00

Document Summary: Limited Liability Company Agreement of Synergy Resources LLC